RADICA GAMES LIMITED TO HOST THIRD QUARTER 2000
                          WEBCAST CALL ON NOVEMBER 20TH

FOR IMMEDIATE RELEASE
NOVEMBER 13, 2000



     (HONG KONG) Radica Games Limited (NASDAQ RADA) announced today it will host a conference call to discuss the Company's third quarter 2000 results on Monday, November 20, 2000, at 11:00 Eastern Standard Time. Earnings will be released earlier that morning, before the market opens.

     Jon N. Bengtson, Chairman, Patrick S. Feely, President and Chief Executive Officer, and David Howell, President Asia Operations and Chief Financial Officer, will host the call.

     A live broadcast of the conference call will be available online by going to www.radicagames.com and clicking on the News link, and at www.streetfusion.com. Please go to one of the web sites at least fifteen minutes prior to the call to download and install any necessary software. An online replay will follow shortly after the call and continue through December 4, 2000. Questions for the Q&A session may be forwarded prior to the conference call via e-mail to vmerrill@radicausa.com.

     To participate via telephone, contact Vivian Merrill, Radica Games Limited Investor Relations at 626-744-1150.

     Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com